Exhibit 99.1

Correvio Announces Postponement of Its First Quarter 2020 Financial Results Due to Impacts From COVID-19

NASDAQ: CORV   TSX: CORV

VANCOUVER, May 4, 2020 /CNW/ - Correvio Pharma Corp. ("Correvio" or the "Company") (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced that it has postponed the reporting of its financial statements and management discussion and analysis (the "2020 Disclosure") in respect of the first quarter ended March 31, 2020 beyond the previous expected date of May 15, 2020.  The Company now expects to release its 2020 Disclosure on or before June 29, 2020, subject to the Company ceasing to be a reporting issuer prior to the filing deadline as a result of the Proposed Arrangement (as defined below).

In rescheduling the 2020 Disclosure, the Company is relying upon the British Columbia Securities Commission blanket order BCI 51-515 - Temporary Exemption from Certain Corporate Finance Requirements (and similar exemptions provided by other Canadian Securities Administrators), which, in light of COVID-19 and its impact on market participants, provides a 45-day extension for periodic filings normally required to be made by issuers during the period from March 23, 2020 to June 1, 2020.

The Company also confirms that its management and insiders are subject to a trading blackout pursuant to the Company's Insider Trading Policy, a copy of which is available on the Company's website, that reflects the principles set out in section 9 of National Policy 11-207. The Company will continue to issue press releases and material change reports as required by applicable securities laws and regulations.

Since the date of the Company's most recently disclosed annual financial statements for the period ending December 31, 2019, there have been the following material business developments:

Assumption and Assignment Agreement and Exclusive Supply Agreement with Hong Kong Teson Pharma Limited

On March 10, 2020, the Company announced that it entered into an exclusive agreement with Hong Kong Teson Pharma Limited ("Teson") for the commercialization of Aggrastat®. The agreement covers the territories of mainland China (excluding Taiwan and Hong Kong) and Macau. Under the terms of the agreement, the Company received a one-time upfront payment of U.S.$3 million from Teson. The Company is eligible to receive up to an additional U.S.$0.5 million upon Teson's first receipt of product, which is anticipated to occur in 2020.  In exchange, Teson will receive exclusive rights to commercialize Aggrastat® in the agreed to territories, at its own cost and expense.

Proposed Arrangement with ADVANZ PHARMA Corp. Limited

On March 15, 2020, the Company entered into an arrangement agreement (the "ADVANZ Arrangement Agreement") with ADVANZ PHARMA Corp. Limited ("ADVANZ PHARMA") and Mercury Pharma Group Limited ("Mercury"), pursuant to which ADVANZ PHARMA's wholly-owned subsidiary Mercury has agreed to acquire all of the issued and outstanding common shares of Correvio by way of a court approved plan of arrangement under the Canada Business Corporations Act (the "Proposed Arrangement"). The total purchase price of the transaction is approximately U.S.$76 million, which includes the repayment of Correvio's outstanding debt of approximately U.S.$48 million. Under the terms of the Proposed Arrangement, ADVANZ PHARMA will be paying U.S.$0.42 per common share of Correvio (the "Consideration"), subject to applicable withholdings. ADVANZ PHARMA intends to pay for the acquisition of Correvio with cash on hand. The Boards of Directors of Correvio have unanimously approved the transaction, which remains subject to approval by Correvio shareholders. The Board of Directors of Correvio unanimously recommends that Correvio shareholders vote in favor of the Proposed Arrangement. The foregoing description of the Proposed Arrangement is qualified in all respects by the full text of the ADVANZ Arrangement Agreement. A copy of the ADVANZ Arrangement Agreement, which appends a copy of the plan of arrangement, is available on Correvio's SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Further details regarding the Proposed Arrangement are set out in Correvio's management information circular, which is available on Correvio's SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Interim Order for Proposed Arrangement

On April 8, 2020, the Company announced that it has obtained an interim order from the Supreme Court of British Columbia (the "Court") authorizing the holding of an annual general and special meeting (the "Meeting") of the Securityholders (as defined below) and matters relating to the conduct of the Meeting. At the Meeting, shareholders and holders of options, restricted share units and phantom share units (collectively, the "Securityholders") will be asked to, among other things, pass a special resolution relating to the Proposed Arrangement. The Company will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/202877707 on May 15, 2020 commencing at 10:00 a.m. (Pacific time). Meeting materials, including a notice of annual general and special meeting of Securityholders and management information circular, have been mailed to Securityholders of record as of April 6, 2020 in advance of the Meeting in accordance with statutory requirements and the interim order. The materials for the Meeting have been filed by the Company and are available under the Company's SEDAR profile at www.sedar.com.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements, events or developments to be materially different from any future results, performance, achievements, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, the expected release date of the 2020 Disclosure; the anticipated timing of payments pursuant to the supply agreement with Teson; statements relating to anticipated benefits of the Proposed Arrangement to Correvio and its securityholders; the timing and receipt of required shareholder and court approvals for the Proposed Arrangement; the ability of Correvio and ADVANZ PHARMA to satisfy the other conditions to, and to complete, the Proposed Arrangement,  and the anticipated timing of the completion of the Proposed Arrangement and Correvio ceasing to be a reporting issuer.

In respect of the forward-looking statements and information concerning the anticipated completion of the Proposed Arrangement and the anticipated timing for completion of the Proposed Arrangement, Correvio has provided them in reliance on certain assumptions and believes that they are reasonable at this time, including the assumptions as to the ability of the parties to receive, in a timely manner, the necessary securityholder and court approvals and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Proposed Arrangement. These dates may change for a number of reasons, including inability to secure necessary securityholder and court approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Proposed Arrangement. Accordingly, you should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

These statements reflect Correvio's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Correvio, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and Correvio has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: risks associated with the Proposed Arrangement and acquisitions generally, such as the failure to satisfy the closing conditions contained in the ADVANZ Arrangement Agreement, the occurrence of a material adverse effect or other events which may give the parties a basis on which to terminate ADVANZ Arrangement Agreement, the ability to hold the meeting within the time frames indicated, and the approval of the transaction by the shareholders of Correvio and the risks and uncertainties facing Correvio as discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR on March 30, 2020 and Correvio's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 29, 2020. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are made as of the date hereof based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events, information or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp. Aggrastat® and Brinavess™® are trademarks owned by Correvio and its affiliates worldwide. Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license. Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of United Therapeutics Corporation and used under license. All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

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For further information: Justin Renz, President & CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com, claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 08:00e 04-MAY-20